CONNECTICUT OFFICE:VANCOUVER OFFICE:

PO Box 577 #202, 5626 Larch Street

Sherman, CT Vancouver, BC

U.S.A. 06784Canada  V6M 4E1

Phone: 1.844.364.1830Toll Free: 1.844.364.1830

Fax: 1.860.799.0350

www.tangoldcorp.com

ANDREW CHEATLE – WELCOMED TO BOARD OF DIRECTORS OF TANZANIAN GOLD CORPORATION

For Immediate ReleaseOctober 29, 2020

VANCOUVER (GlobeNewswire) Tanzanian Gold Corporation (TSX:TNX)(NYSE MKT:TRX) (the “Company”) is pleased to announce the nomination and acceptance by Andrew Cheatle, P.Geo., MBA, ARSM for appointment to the Board of Directors of Tanzanian Gold Corporation.

Director Cheatle is a world-renowned purpose driven achiever in the mineral resources industry with significant knowledge and experience in gold mining endeavours. He is respected, admired and highly sought after by mining companies, investors, industry specialists, financial analysts, governments, and private enterprise for his valuable insights, contributions, and active participation in all areas of mining and mineral resource development. Andrew possesses advanced academic excellence, background, skills, experience, and abilities which are inimitable in mineral resources. His presence and participation on the Board of Directors will be of inestimable value as the Company rapidly advances the success of the Buckreef Project on its path in becoming a world class mine.

“In joining Tanzanian Gold Corporation’s Board of Directors, with the Chairmanship of Mr. Jim Sinclair, Officers and international team, I am delighted to become a member of a purposeful, driven team advancing the Company and its Buckreef Gold Project. The Company, along with its Joint Venture partner STAMICO, is in an exciting phase, and has the potential to substantially grow the gold mine for the benefit of all stakeholders for decades to come.” said Director Cheatle.

Director Cheatle is an experienced geoscientist, seasoned CEO and director within the mining industry at present, and acclaimed former Executive Director (CEO) of the Prospector’s and Developers Association of Canada (PDAC). As a professional geoscientist and graduate of the Royal School of Mines, Imperial College, London, his 30-plus-year international career has encompassed both the senior and junior mining sectors. Based in London (UK) and Toronto (Canada), he is a sought-after advisor to the minerals industry, specializing in technical assessments, corporate development, and investments. Andrew sits on the Board of Directors at Condor Gold Plc and Troilus Gold Corp. In his current capacities, Mr. Cheatle is actively involved in executive level engagements, holding several C-Suite positions, technical assessments of and for merchant banks subsidiary companies which include extensive marketing and financing, mergers and acquisitions (Bonikro Gold Mine with Allied Gold Corp.), and the successful implementation of mine and geological teams in West Africa which resulted in 4 additional years of mine life and production of 500,000 additional ounces of gold.  Among his other notable assignments is his capacity as CEO of Unigold Inc. and African Gold Group.  Andrew is well known on the mining investment circuit through presenting, moderating at industry leading summits, which includes the Precious Metals Summit, Canadian Mining Symposium 121, and media participation such as The Northern Miner and Business News Network.  Andrew’s communications persona and skills create receiver-centered communications and understandings whether the communications are among investors, stakeholders, artisanal miners, or audiences of the World Bank or the United Nations.

Mr. Cheatle volunteers on the advisory councils of the Development Partner Institute, the Canada-International Finance Corporation Africa Local Economic Development Partnership and as a Director of International Women in Mining. He is passionate about the mining industry’s role in community, national, and international development. He is well known and established in the mineral resources industry for his achievements and his commitment to excellence in attaining goal-oriented results.

“We are thrilled to have Andrew Cheatle joining our Board of Directors. Andrew is well known and highly respected in the mineral resources industry. He has a long record of accomplishments in all areas of mining and gold. His knowledge and experience will greatly assist the Company as we work together to propel the Buckreef Project to continued and long-term success and prosperity. We are very pleased and excited to have the opportunity to work with Andrew, and welcome him with great enthusiasm to our Board of Directors.” said James E. Sinclair, Executive Chairman.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation is building a significant gold project at the Buckreef site in Tanzania that is based on an expanded resource base and the treatment of its mineable reserves in two stand alone plants. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Resources to 2.036 million ounces. NI 43-101 compliant exploration mining targets have the potential to add up to another 2 million ounces. The Company commenced production from oxides in May 2020 at a new oxide plant and is now anticipating regulatory approval for an expanded oxide plant to the level of 40tph.

Tanzanian Gold is advancing on three value-creation tracks:

1.Strengthening its balance sheet from expanding near-term production of gold to the range of 15,000-20,000 ounces per year from processing oxides;

2.Advancing the Final Feasibility for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 ounces; and

3.Continuing with a drilling program to further test the potential of its resource base by drilling at ultra-deep levels; drilling new oxide targets; infill drilling to upgrade ounces currently in the Inferred category and a step-out drilling program in the Northeast Extension.

Respectfully Submitted,

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

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Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We may use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F for more information concerning these risks, uncertainties, and other factors.  Such forward-looking statements include, but are not limited to, that the Company will be able to build shareholder value, that the Company will be successful in its expansion at the Buckreef project, that it will be able to build a mine, and that the Company will be able to achieve positive cash flow.